PRESS RELEASE                         LIFE SCIENCES RESEARCH, INC.
                                      (OTCBB: LSRI)
                                      PO Box 2360
                                      Mettlers Road
                                      East Millstone, NJ 08875-2360

                                      For Further Information:
                                      Richard Michaelson
                                      Phone:   US: (732) 649-9961
                                      e-mail: LifeSciencesResearch@LSRinc.net


November 1, 2002

                       LSR ANNOUNCES THIRD QUARTER RESULTS


East Millstone, New Jersey, November 1, 2002 - Life Sciences Research, Inc. (OTCBB:LSRI) announced today that revenues for the quarter ended September 30, 2002 were $30.0 million, 16.5% above the revenues for the same period in the prior year of $25.7 million. The Company reported net income for the quarter ended September 30, 2002 of $1.5 million, compared with $0.1 million for the quarter ended September 30, 2001. Net income per common share for the quarter ended September 30, 2002 was $0.13 compared with $0.09 in the quarter ended September 30, 2001. Net income included non-cash foreign exchange transaction gains on the conversion of the Company's dollar denominated bonds into UK pound sterling of $1.6 million compared to $2.2 million in the same period last year. Excluding the foreign exchange transaction gains, Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA") was $3.7 million for the third quarter, or 12.3% of revenues, compared with $1.6 million, or 6.4% of revenues, for the same period in the prior year.

Revenues for the nine months ended September 30, 2002 were $84.7 million, which were 16.9% above the revenues for the same period in the prior year of $72.4 million. The Company reported net income for the nine months ended September 30, 2002 of $1.1 million compared with a net loss of $6.0 million in the nine months ended September 30, 2001. Net income per common share for the nine months ended September 30, 2002 was $0.11 compared with a loss of $1.02 in the nine months ended September 30, 2001. Net income included non-cash foreign exchange transactions gains on the conversion of the Company's dollar denominated bonds into UK pound sterling of $3.9 million compared to a $0.8 million foreign exchange transaction loss in the same period last year. Excluding the foreign exchange transaction gain/loss, EBITDA was $7.3 million for the first nine months of the year, or 8.6% of revenues, compared with $3.0 million, or 4.1% of revenues, for the same period in the prior year.

Brian Cass, LSR's President and Managing Director said "Our third quarter operating results reflect continued and meaningful progress on each of our key measures. Top line growth in both the US and the UK has been very solid, both sequentially and compared with last year. Another excellent quarter for new orders means we are now some 20% ahead on a year to date basis resulting in a record backlog of $85 million."

Mr. Cass continued, "We remain focused on operating profits and cash generation, both of which are showing solid progress. Operating profit is the highest level in over five years, and this has driven positive cash flow from operations for the second quarter in a row. Furthermore, we've made significant progress in reducing working capital levels during 2002. These two things together have helped us achieve an increase in our cash position and a decrease in our debt since the beginning of the year."

Andrew Baker, LSR's Chairman and CEO, added "This is an exciting time for LSR, not just because of the improving operating results that Brian and his team are achieving, but also because of the encouraging prospects for our whole industry sector. Our excellent order growth this year is indicative of the strong market demand for drug discovery services which is also reflected in the interest shown by investors in the Contract Research sector. Now that our stock is trading exclusively on the US market we look forward to benefiting from this very positive environment of support and understanding."

Life Sciences Research, Inc. is a global Contract Research Organization providing product development services to the pharmaceutical, agrochemical and biotechnology industries. LSR brings leading technology and capability to support its clients in non-clinical safety testing of new compounds in early stage development and assessment. The purpose of this work is to identify risks to humans, animals or the environment resulting from the use or manufacture of a wide range of chemicals which are essential components of LSR's clients' products. The Company's services are designed to meet the regulatory requirements of governments around the world. LSR operates research facilities in the United States (the Princeton Research Center, New Jersey) and the United Kingdom (Huntingdon and Eye, England).

This announcement contains statements that may be forward-looking as defined by the USA's Private Securities Litigation Reform Act of 1995. These statements are based largely on LSR's expectations and are subject to a number of risks and uncertainties, certain of which are beyond LSR's control, as more fully described in LSR's Registration Statement on Form S-1, dated July 12, 2002, and the Company's Form 10-K for the fiscal year ended December 31, 2001, each as filed with the US Securities and Exchange Commission.





                              - tables to follow -


                           Life Sciences Research Inc.
                             Statement of Operations

                                    Unaudited

                                                        Three months ended                Nine months ended
                                                           September 30                      September 30
(Dollars in thousands, except per share data)              2002             2001            2002             2001

Net revenues                                             29,951           25,707          84,676           72,408
Cost of revenue                                        (24,122)         (21,648)        (68,887)         (63,017)
                                                   ------------    ------------      -------------   -------------
Gross profit                                              5,829            4,059          15,789            9,391
Selling, general and administrative expenses            (4,538)          (3,786)        (13,165)         (11,970)
                                                   -------------     ------------    ------------    -------------
Operating income/(loss)                                   1,291              273           2,624          (2,579)
Interest income                                              20               14              53               89
Interest expense                                        (1,522)          (1,621)         (4,672)          (4,905)
Foreign exchange transaction gain/(loss) on
capital bonds                                             1,573            2,164           3,858            (815)
Other (expense)/income                                      174          (1,078)         (1,494)            (521)
                                                   ------------    ------------      -------------   -------------
Income/(loss) before income taxes                         1,536            (248)             369          (8,731)
Income tax (expense)/ benefit                              (34)              300             734            2,775
                                                   ------------    ------------      -------------   -------------
Net income/(loss)                                         1,502               52           1,103          (5,956)
                                                   -------------     ------------    ------------    -------------
                                                   -------------     ------------    ------------    -------------
Income/(loss) per common share
- Basic                                                    0.13             0.09            0.11           (1.02)
- Diluted                                                  0.12             0.09            0.10           (1.02)

Weighted average common shares outstanding
- Basic     (000's)                                      11,932            5,870          10,256            5,868
- Diluted  (000's)                                       12,224            5,870          10,642            5,868





                           Life Sciences Research Inc.
                                  Balance Sheet

                                    Unaudited

(Dollars in thousands)                                       September 30,          December 31,
                                                                     2002                  2001
ASSETS
Current assets:
Cash and cash equivalents                                           7,376                 2,240
Accounts receivable, net of allowance of $62
    and $150 in 2002 and 2001 respectively                         21,361                18,257
Unbilled receivables                                                9,628                13,920
Inventories                                                         1,358                 1,275
Prepaid expenses and other current assets                           4,437                 2,777
Deferred income taxes                                                   -                    73
                                                            --------------      ----------------
Total current assets                                               44,160                38,542
                                                            --------------      ----------------
Property and equipment, net                                        93,217                90,353
                                                            --------------      ----------------
Investments                                                           236                   202
Unamortized capital bonds issue costs                                 621                   691
Deferred income taxes                                               5,004                 4,176
                                                            --------------      ----------------
Total assets                                                      143,238               133,964
                                                            --------------      ----------------
LIABILITIES AND SHAREHOLDERS' EQUITY/(DEFICIT)
Current liabilities:
Accounts payable                                                    8,928                 9,899
Accrued payroll and other benefits                                  1,512                 2,323
Accrued expenses and other liabilities                              7,278                10,336
Fees invoiced in advance                                           23,755                17,722
Short-term debt                                                     1,723                   158
                                                            --------------      ----------------
Total current liabilities                                          43,196                40,438
                                                            --------------      ----------------
Long-term debt                                                     85,151                59,302
Related party loans                                                   552                28,821
Other long-term liabilities                                             -                   174
Deferred income taxes                                              10,310                 9,953
                                                            --------------      ----------------
Total liabilities                                                 139,209               138,688
                                                            --------------      ----------------
Commitments and contingencies                                           -                     -
Shareholders' equity/(deficit)
Voting Common Stock, $0.01 par value
Authorized: 50,000,000
Issued and outstanding at September 30, 2002: 11,932,338
(December 31, 2001: 5,870,305)                                        114                    59
Non-Voting Common Stock, $0.01 par value
Authorized: 5,000,000
Issued and oustanding None                                              -                     -
Preferred Stock, $0.01 par value
Authorized: 5,000,000
Issued and outstanding: None                                            -                     -
Paid in capital                                                    74,312                66,035
Foreign currency translation adjustments                          (5,042)               (4,360)
Accumulated deficit                                              (65,355)              (66,458)
                                                            --------------      ----------------
Total shareholders' equity /(deficit)                               4,029               (4,724)
                                                            --------------      ----------------
Total liabilities and shareholders' equity                        143,238               133,964
                                                            --------------      ----------------